Exhibit 99.1

PROGRESSIVE CARE INC.

Corporate Governance Principles

A. Introduction

These Corporate Governance Principles established by the Board of Directors (“Board”) of Progressive Care Inc. (the “Company”) provide a structure within which our directors and management can effectively pursue the Company’s objectives for the benefit of its stockholders. The Board intends that these principles serve as a flexible framework within which the Board may conduct its business, not as a set of binding legal obligations. These principles should be interpreted in the context of all applicable laws, the Company’s charter documents and other governing legal documents.

B. Board Structure and Composition

1.	Size of the Board. The authorized number of directors will be determined from time to time by resolution of the Board, provided the Board shall not be composed of less than three nor more than seven directors.

2.	Board Membership Criteria. The Nominating and Corporate Governance Committee will evaluate and recommend candidates for membership on the Board consistent with criteria established by the Board, applicable laws, and The Nasdaq Stock Market (“Nasdaq”) rules including director nominees to be proposed by the Board to the Company’s stockholders for election or any director nominees to be elected or appointed by the Board to fill interim director vacancies on the Board.

3.	Director Independence. During such time as the common stock of the Company is listed on The Nasdaq Stock Market (“Nasdaq”), a majority of directors on the Board should be independent as defined by the Sarbanes-Oxley Act of 2002, the rules and regulations of the Securities and Exchange Commission, and Nasdaq rules. The Board also believes that it is often in the best interest of the Company and its stockholders to have non-independent directors, including current and (in some cases) former members of management, serve as directors.

4.	Director Tenure. Directors are re-elected each year and the Board does not believe it should establish term limits because directors who have developed increasing insight into the Company and its operations over time provide an increasing contribution to the Board as a whole. To ensure the Board continues to generate new ideas and to operate effectively, the Nominating and Corporate Governance Committee shall monitor performance and take steps as necessary regarding continuing director tenure.

5.	Directors Who Change Their Present Job Responsibility. The Board believes that directors who experience a material reduction in their job responsibilities or make a major change in their principal occupation should deliver a notice of such change in status to the Board.

C. Principal Duties of the Board of Directors

1.	To Oversee Management and Evaluate Strategy. The fundamental responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its stockholders. It is the duty of the Board to oversee the chief executive officer and senior management who together run the Company on a daily basis. The Board also monitors management’s performance to ensure that the Company operates in an effective, efficient, and ethical manner in order to produce value for the Company’s stockholders.

The Board also evaluates the Company’s overall strategy and monitors the Company’s performance against its operating plan and against the performance of its peers. The Board shall review the Company’s long term strategy annually.

Directors are expected to invest the time and effort necessary to understand the Company’s business and financial strategies and challenges. The basic duties of the directors include attending Board meetings and actively participating in Board discussions. Directors are also expected to make themselves available outside of board meetings for advice and consultation.

2.	To Select Officers and Chairman. The Board will select the officers of the Company and the chairman of the Board in compliance with the Company’s Bylaws.

3.	To Evaluate Management Performance and Compensation. At least annually, the Compensation Committee will evaluate the performance of the chief executive officer and the other officers. On an annual basis it will review and approve the compensation of the chief executive officer and the other officers. It will also evaluate the compensation plans, policies and programs for officers and employees to ensure they are appropriate, competitive, and properly reflect the Company’s objectives and performance.

4.	To Review Management Succession Planning. The Compensation Committee will review and recommend to the Board plans for the development, retention, and replacement of executive officers of the Company.

5.	To Monitor and Manage Potential Conflicts of Interest. All members of the Board must inform the Audit Committee of the Board of all types of transactions between them (directly or indirectly) and the Company as soon as reasonably practicable even if these transactions are in the ordinary course of business. The Audit Committee of the Board will review and approve all related party transactions for which Audit Committee approval is required by applicable law or Nasdaq rules. The Board will also ensure that there is no abuse of corporate assets or unlawful related party transactions.

6.	To Ensure the Integrity of Financial Information. The Audit Committee of the Board evaluates the integrity of the Company’s accounting and financial reporting systems, including the audit of the Company’s annual financial statements by the independent auditors, and that appropriate systems of control are in place. The Audit Committee reports to the Board on a regular basis and the Board, upon the recommendation of the Audit Committee, takes the actions that are necessary to ensure the integrity of the Company’s accounting and financial reporting systems and that appropriate controls are in place.

7.	To Monitor the Effectiveness of Board Governance Practices. The Nominating and Corporate Governance Committee of the Board will periodically review and evaluate the effectiveness of the governance practices under which the Board operates and make changes to these practices as needed.

8.	To Monitor Board Communication with Stockholders. The Board has reviewed and approved the Company’s disclosure controls and procedures. The Board, or an appropriate committee of the Board, reviews the content of the Company’s major communications to stockholders and the investing public, including quarterly and annual reports, management’s discussion and analysis, proxy circulars and any prospectuses that may be issued. The Board believes it is a function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments, and the general public. It is understood that the Chair or other individual directors may from time to time be requested by management to assist with such communications. If communications from stockholders are made to the Chair or other individual directors, management will be informed and consulted to determine any appropriate response, if appropriate.

D. Board Procedures

Directors are expected to prepare for, attend, and contribute meaningfully to all Board and applicable committee meetings in order to discharge their obligations.

1.	Frequency of Board Meetings. Regular meetings of the Board shall be held at such times and places as determined by the Board. There will be at least four regularly scheduled meetings of the Board each year, but the Board will meet more often if necessary.

2.	Attendance at Board Meetings. To facilitate participation at the Board meetings, directors may attend in person, via telephone conference or via video-conference. Materials are distributed in advance of meetings.

3.	Other Commitments. Each member of the Board is expected to ensure that other existing and future commitments, including employment responsibilities and service on the boards of other entities, do not materially interfere with the member’s service as director.

4.	Executive Sessions. Independent Board members must regularly meet in executive session without non-independent directors. The Board’s policy is to hold executive sessions without the presence of management, including the chief executive officer and other non-independent directors in connection with each regularly scheduled Board meeting, and at other times, as necessary. Committees of the Board may also meet in executive session as deemed appropriate.

5.	Board Access to Management. Members of the Board will have access to the Company’s management and employees as needed to fulfill their duties. Furthermore, the Board encourages management to, from time to time, bring managers into meetings of the Board who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or (b) are managers with future potential that senior management believes should be given exposure to the Board.

6.	Code of Ethics. The Company has adopted a Code of Business Conduct and Ethics to provide guidelines for the ethical conduct by directors, officers, and employees. The Code of Business Conduct and Ethics is posted on the Company’s website. In addition to the statutory responsibilities of directors to disclose all actual or potential conflicts of interest and generally to refrain from voting on matters in which the director has a conflict of interest, the director shall recuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interests.

7.	Engaging Experts. The Board and each committee of the Board will have the authority to obtain advice, reports or opinions from internal and external counsel and expert advisers and will have the power to hire independent legal, financial and other advisers as they may deem necessary or appropriate, without consulting with, or obtaining approval from, management of the Company in advance. The Company shall provide appropriate funding, as determined by the Board or committee as appropriate, for payment of reasonable compensation to any consultant, legal counsel, or other advisors.

E. Board Committees

1.	Number and Composition of Committees. The Board currently has the following standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. From time to time the Board may form a new committee or disband a current committee depending on the circumstances. Each committee complies with the independence and other requirements established by applicable law and regulations, including SEC rules, and Nasdaq rules.

2.	Committee Appointments. Members of all standing committees are appointed by the Board. The Board determines the exact number of members and can at any time remove or replace a Committee member, subject to any criteria for membership in the respective committees set forth in the respective committee charters.

3.	Committee Proceedings. The Chair of each committee of the Board will, in consultation with appropriate committee members and members of management, and in accordance with the committee’s charter, determine the frequency and length of committee meetings and develop the committee’s agenda.

4.	Oversight of Committee Functions. The purpose of Board committees is to assist the Board in discharging the Board’s responsibilities. Except as may be explicitly provided in the charter of the committee or a resolution of the Board, the role of the Board committee is to review and make recommendations to the Board with respect to the approval of matters considered by the committee.

F. Director Continuing Education

The Board believes that ongoing education is important for maintaining a current and effective Board. Accordingly, the Board encourages directors to participate in ongoing education, as well as participation in accredited director education programs. The Board will reimburse directors for expenses incurred in connection with these education programs.

G. Board Performance

The Board develops and maintains a process whereby the Board, its committees and its members are subject to evaluation and self-assessment. The Nominating and Corporate Governance Committee oversees this process.

H. Board Compensation

The Compensation Committee of the Board has the responsibility to approve compensation programs for non-employee directors.

I. Auditor Rotation

The Audit Committee of the Board will ensure that the lead audit partner and the audit review partner be rotated as required by the rules of the SEC.

J. Communications with Stockholders

1.	Stockholder Communications to the Board. Stockholders may contact the Board about bona fide issues or questions about the Company by sending correspondence to:

Progressive Care Inc.

Attention: Secretary
400 Ansin Blvd, Bay A

Hallandale Beach, FL 33009

2.	Annual Meeting of Stockholders. Each director is encouraged to attend the Annual Meeting of Stockholders.

K. Periodic Review of the Corporate Governance Principles

These principles shall be reviewed periodically by the Nominating and Corporate Governance Committee and the Board will make changes when appropriate based on recommendations from the Nominating and Corporate Governance Committee.

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